(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 12, 2020

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Masayoshi Hachisuka, Project General Manager, Accounting Group

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Kayo Kitada, General Manager, Public Affairs Department No.1, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 116th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 11, 2020

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

It was proposed that the following 9 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Koji Kobayashi, Shigeki Terashi, James Kuffner, Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 3:	Partial Amendments to the Articles of Incorporation

It was proposed that Article 2 of the Articles of Incorporation be partially amended in order to add “power generation and the supply and sale of electric power” to the business purposes provided for in the Articles of Incorporation.

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(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Takeshi Uchiyamada	22,596,052	1,313,770	64,568	24,012,004	94.10	Approved
Shigeru Hayakawa	23,541,093	395,379	37,933	24,012,019	98.03	Approved
Akio Toyoda	23,604,136	315,718	54,551	24,012,019	98.30	Approved
Koji Kobayashi	23,537,708	398,759	37,938	24,012,019	98.02	Approved
Shigeki Terashi	23,567,544	368,898	37,962	24,012,018	98.14	Approved
James Kuffner	23,488,386	448,081	37,937	24,012,018	97.81	Approved
Ikuro Sugawara	23,953,360	20,212	839	24,012,025	99.75	Approved
Sir Philip Craven	23,091,013	873,380	10,002	24,012,009	96.16	Approved
Teiko Kudo	23,123,695	756,530	94,172	24,012,011	96.30	Approved
Proposed Resolution 2	21,456,377	2,517,280	804	24,012,028	89.35	Approved
Proposed Resolution 3	23,965,874	7,730	1,028	24,012,028	99.80	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

	2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

	3.	The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1 and 2, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

For Proposed Resolutions 3, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

		In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed were not counted.

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